[Uroplasty Letterhead]
June 22, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:      Uroplasty, Inc/—Registration Statement on Form S-3 (File No. 333-167274)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Uroplasty, Inc. (the “Company”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 3:00 p.m. on June 24, 2010 (Washington, D.C. time), or as soon thereafter as is practicable.
     The Company acknowledges that (1) the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (4) the Company may not assert declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
UROPLASTY, INC.

/s/ MAHEDI A. JIWANI Mahedi A. Jiwani,
Vice President, Chief Financial Officer and Treasurer

cc:	Peggy Fisher Geoffrey Kruczek (Securities and Exchange Commission)